[LETTERHEAD OF DILL DILL CARR STONBRAKER & HUTCHINGS]
                                                             CHRISTOPHER W. CARR
                                                                  DANIEL W. CARR
                                                                  JOHN J. COATES
                                                                 KEVIN M. COATES
                                                                    H. ALAN DILL
                                                                  ROBERT A. DILL
455 SHERMAN STREET, SUITE 300                                     THOMAS M. DUNN
DENVER, COLORADO 80203                                         JOHN A. HUTCHINGS
PHONE: 303-777-3737                                               STEPHEN M. LEE
FAX: 303-777-3823                                              FAY M. MATSUKAGE*
                                                             ROBERT S. McCORMACK
                                                                  ADAM P. STAPEN
                                                                  JON STONBRAKER
DILL DILL CARR STONBRAKER & HUTCHINGS, P.C.                    PATRICK D. TOOLEY
                                                        *Also licensed in Nevada




April 25, 2006



Michael Clampitt
Senior Attorney
Mail Stop 4561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:      WORLDWIDE STRATEGIES INCORPORATED
         AMENDMENT NO. 5 TO REGISTRATION STATEMENT ON FORM SB-2
         FILED ON MARCH 13, 2006
         FILE NO. 333-129398

Dear Mr. Clampitt:

On behalf of Worldwide Strategies Incorporated (the "Company"), Amendment No. 6 to the registration statement on Form SB-2 is being filed.

The Company received a verbal comment of the Staff on or around March 17, 2006, which was essentially prior comment 1 from the Staff's letter of March 8, 2006:

1. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT NO. 2 THAT THE TRANSACTION BETWEEN THE COMPANY AND TOUCHSTAR HAS CLOSED. HOWEVER, IT IS OUR LONGSTANDING POSITION THAT THE SUBSEQUENT FILING OF A REGISTRATION STATEMENT CONSTITUTES A GENERAL SOLICITATION, WHICH PREVENTS THE COMPLETION OF A VALID PRIVATE PLACEMENT WITH RESPECT TO THOSE SHARES. PLEASE REVISE TO DELETE THE TOUCHSTAR SHARES FROM THE REGISTRATION STATEMENT, OR PROVIDE US WITH AUTHORITY TO SUPPORT THE RESALE OF THE SHARES UNDERLYING THIS TRANSACTION.

         RESPONSE: After discussing this matter with TouchStar, the Company and TouchStar mutually agreed to rescind the stock swap transaction, as it no longer achieved the objectives sought by either company. Accordingly, the TouchStar shares have been returned to the Company for cancellation and have been deleted from the registration statement. The prospectus has been revised to reflect the cancellation of the shares and to update other information.

The Company has included audited financial statements as of and for the six months ended January 31, 2006, in accordance with Item 310 of Regulation S-B.

Please contact the undersigned if you have any additional questions or comments.

Michael Clampitt
Senior Attorney
Securities and Exchange Commission
April 25, 2006
Page 2



Sincerely,


/s/ FAY M. MATSUKAGE

Fay M. Matsukage

Enclosures
Cc:      Worldwide Strategies Incorporated
         Cordovano and Honeck, LLP